May 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:          Aberdeen Standard Global Infrastructure Income Fund

File Nos. 333-234722 and 811-23490

Dear Ms. Dubey:

On behalf of Aberdeen Standard Global Infrastructure Income Fund (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided telephonically to Katherine Corey on May 13, 2020, relating to the Fund’s initial registration statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering of shares by the Fund (the “Shares”), which was filed on November 15, 2019.

For your convenience, the substance of the Staff’s comments have been restated below.  The Registrant’s responses are set out immediately under each of the Staff’s comments.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.               Would the Fund be willing to only invest in holding companies that hold a single asset and which do not charge a carried interest?  If not, please further explain why the Fund believes the sponsor vehicles are appropriate and unlike traditional private equity and hedge funds despite the possibility that they will charge a carried interest and may invest in a holding company that may hold one or more related assets.

Response:  The Adviser believes that limiting the Fund’s investments in Private Infrastructure Opportunities to only those where no carried interest is charged and to circumstances where the holding company in which the sponsor vehicle invests holds a single asset would unnecessarily limit the universe of possible investments to the detriment of the Fund.  In addition, the Registrant respectfully notes that it does not consider whether the holding company’s underlying asset(s) consists of one single asset or a set of related assets to be a meaningful distinction, for the reasons set out below. The Registrant continues to believe that the sponsor vehicles are dissimilar to a traditional private equity or hedge fund and addresses each of the two characteristics raised by the Staff in greater detail as follows.

a. Single Asset: A traditional private equity fund or hedge fund holds a variety of investments/assets, or a “pool” of assets. A sponsor vehicle in which the Fund invests will not hold a pool of assets. A traditional private equity fund, for example, will hold multiple different and distinct companies (often referred to as “portfolio companies”). Each of those portfolio companies has its own line of business, which may involve ownership of one or more assets depending on each company’s line of business.

A sponsor vehicle in which the Fund intends to invest, on the other hand, may own only one portfolio company (referred to in earlier correspondence as a holding company) that holds an infrastructure asset or related set of assets. The assets owned by, or line of business of, the portfolio company do not change the fact that it is a single company (or one single investment). The sponsor vehicle will have been created for the sole purpose of investing in such company, on which the Fund’s Adviser will have done extensive due diligence, and the sponsor will not have the discretion to invest in other companies.

In its response to Staff comments dated May 1, 2020, the Fund provided an example of a single infrastructure investment, which was a power plant.  Another example of a single infrastructure investment is a water treatment system. Because of the nature of that line of business, a water treatment system might consist of multiple wells which service a community. While the wells  are technically separate infrastructure assets,  they are related and would be held by a single  holding company. The sponsor vehicle in which the Fund would invest would only hold such single company.

For illustrative purposes, a listed company (for example, Amazon) may similarly own a variety of assets (e.g., inventory, intellectual property, office buildings and warehouses); however, for any fund that purchases the stock of Amazon, Amazon represents one investment of that fund. Similarly, a portfolio company in which a sponsor vehicle invests represents one single investment, which may not be changed by the sponsor. The sponsor vehicle exists solely to facilitate investment in that portfolio company. As noted above, a private equity fund or hedge fund, on the other hand, would own multiple portfolio companies (or, if it were investing in listed equities, multiple stocks), representing a portfolio of investments over which its manager has discretion.

b. Carried Interest: A sponsor may seek to charge a carried interest on the performance of the sponsor vehicle’s investment in the company in order to further align the interests of the sponsor and those of the investors in the sponsor vehicle.  A performance fee incentivizes the sponsor to maximize returns from its investment through the sponsor’s execution of its ongoing business plan for the company. The sponsors are not passive investors and typically take a hands on approach to managing the company in order to create value by increasing and/or stabilizing the operating cash flow profile of the company.  Because the investors in the sponsor vehicle, such as the Fund, benefit from outperformance of the company, the Adviser believes it is appropriate in these circumstances to pay a performance fee on such performance.

As part of its comprehensive due diligence on the underlying asset(s) and the sponsor, the Adviser negotiates carried interest with sponsors on a case-by-case basis and in many cases, the

Fund will pay no carried interest.  However, in some cases, particularly with respect to Standalone Opportunities, the Adviser may find it preferable for the sponsor to charge a carried interest because it helps ensure that the sponsor is incentivized to maximize returns on its investment, as noted above.

The Registrant believes that this is appropriate and that the overall structure of the sponsor vehicles in which the Fund intends to invest, solely to facilitate investment in the underlying company or “infrastructure asset” on which the Adviser has done its due diligence, are different and distinct from traditional private equity and hedge funds.

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If you have any questions, please call me at (215) 405-5724.

Sincerely,

/s/ Katherine A. Corey, Esq.

Katherine A. Corey, Esq.
U.S. Counsel

cc:	Lucia Sitar, Esq.
Margery K. Neale, Esq.
Elliot J. Gluck, Esq.